June 25, 2013

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Extra Space Storage Inc.

Form 10-K for fiscal year ended December 31, 2012

Filed February 28, 2013

SEC File No. 1-32269

Dear Mr. Woody:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated June 12, 2013.  For your convenience, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regard to its filings:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Financial Statements

General

1.                                      Please disclose additional information regarding your tenant reinsurance program, including the period over which you recognize your premiums, your reserve policy, the maximum exposure per claim, the number of claims made during each reporting period, and any reinsurance arrangement you might have entered into.  Lastly, please disclose a roll forward of your liability of unpaid claims similar to the one proscribed in ASC 944-40-50-3.  Within your response, please provide us with an example of the disclosures you intend to include in future filings.

Company Response:  The additional information requested relating to our tenant reinsurance program is provided below:

a.              Period over which premiums are recognized:  As disclosed on page 31 in Note 2. Summary of Significant Accounting Policies, under the heading “Revenue and Expense Recognition,” in our Form 10-K for the year ended December 31, 2012 (the 2012 Form 10-K), tenant reinsurance premiums are recognized as revenue over the period of insurance coverage.

b.              Reserve policy:  The Company records an unpaid claims liability at the end of each period based on existing unpaid claims and historical claims payment history. The unpaid claims liability represents an estimate of the ultimate cost to settle all unpaid claims as of each period end, including both reported but unpaid claims and claims that may have been incurred but have not been reported.

The Company uses a third party claims administrator to adjust all tenant reinsurance claims received.  The administrator evaluates each claim to determine the ultimate claim loss and includes an estimate for claims that may have been incurred but not reported.  Annually, a third party actuary evaluates the adequacy of the unpaid claims liability.  Prior year claim reserves are adjusted as experience develops or new information becomes known.  The impact of such adjustments is included in the current period operations.  The unpaid claims liability is not discounted to its present value.

c.               Maximum exposure per claim: Each tenant chooses the amount of insurance coverage they want, in amounts of $2,000 to $10,000, in exchange for a monthly premium.  The Company’s exposure per claim is limited by the maximum amount of coverage chosen by each tenant.

d.              Number of claims made during each reporting period:  The number of claims made for each period presented in the Company’s 2012 Form 10-K is as follows:

For the Year Ended December 31,	Number of Claims Made
2012	1,954
2011	1,827
2010	1,358

e.               Reinsurance arrangements: The Company purchases reinsurance for losses exceeding $1.25 million for any one event. The Company does not currently have any amounts recoverable under the reinsurance arrangements.

f.                Roll forward of the liability of unpaid claims under ASC 944-40-50-3:

For the Year Ended
Tenant Reinsurance Claims:	December 31, 2012
Unpaid claims liability at beginning of year	$715,043
Claims and claim adjustment expense for claims incurred in the current year	3,417,457
Claims and claim adjustment expense for claims incurred in the prior years	21,973
Payments for current year claims	(2,027,957)
Payments for prior year claims	(712,294)
Unpaid claims liability at the end of the year	$1,414,222

We respectfully submit that the information provided above was not included in our 2012 Form 10-K because the information is not material to the Company’s financial statements.  The total liability of unpaid claims as of December 31, 2012 was $1.4 million, which represents 2.9% of the other liabilities (approximately $48.2 million) of the Company as of December 31, 2012.  As such, we believe that inclusion of this information in the 2012 Form 10-K was not necessary or useful information to investors due to the insignificant nature of the amounts involved when compared with the financial statements of the Company.  We will continue to monitor the liability of unpaid claims on a recurring basis, and if the liability does become material to the Company’s financial statements, similar disclosures as provided above will be included with the Company’s consolidated financial statements.

In order to provide additional information regarding our tenant reinsurance program, we will change our disclosure to reflect the following in future filings:

Tenants pay a monthly insurance premium which is usually paid at the same time as their rent.  Tenant reinsurance premiums are recognized as revenue over the period of insurance coverage, which is generally on month-to-month terms. The Company purchases reinsurance coverage, which limits the maximum exposure to loss for any one event to $1.25 million.

We appreciate the time that you have taken to review our filings.  If you have any questions regarding the foregoing responses, please contact me at (801) 365-4482.

Sincerely,

/s/ P. Scott Stubbs
P. Scott Stubbs

Executive Vice President

Chief Financial Officer

cc:                Ernst & Young LLP

Latham & Watkins LLP